Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004   January 10, 2008

        RE: Solar Capital Ltd.
               File Nos.: 333-147937; 814-754

Dear Mr. Boehm:

        We have the following comments on the registration statement on Form N-2 filed
on December 7, 2007, by Solar Capital Ltd. (the "Company") to register common shares
of the Company. The Company has filed a notice of intent to be regulated as a business
development company ("BDC") under the Investment Company Act of 1940 (the "1940
Act").

Prospectus

    1.   Cover—The first paragraph states that the Company will invest primarily
          in leveraged companies, including middle-market companies. Please
          disclose the other types of companies in which the Company may invest.

    2.   Cover—Expand the disclaimer relating to shares of closed-end companies
          selling at a discount to include all the disclosure required by Item 1.1.i of
          Form N-2.

    3.   Cover—Where is the table required by Item 1.1.g. of Form N-2?

    4.   In your response letter, explain why it is appropriate to utilize a Rule 415
          shelf offering on behalf of existing shareholders. Does not a shelf offering
          need to be an offering from the issuer?

    5.   Summary—Please compress the disclosure relating to the history of the
          relationships among Solar Capital LLC, Solar Capital Ltd., Solar Capital
          Partners, LLC and Solar Capital Management to assume that the merger

has occurred. Also simplify the chronology elsewhere in the prospectus where these relationships are discussed.

6. Over-allotment option—How is the disclosure about the over-allotment option appropriate since the Company is not the one offering shares?

7. Sale by selling shareholders—Please provide a letter explaining the following:

   a) Since the Company will pay expenses associated with the offering but will receive no proceeds of the offering, tell us the factors the board considered to determine that this offering and any subsequent offerings on behalf of selling shareholders are in the best interest of the Company. Specifically, how is it in the best interest of the Company to assume the legal liabilities associated with making a public offering when no economic benefit accrues to the Company? At the time the board considered making the offering, did the board consist of a majority of non-interested directors?

   b) Shares of the Company will be issued to the selling shareholders in exchange for units of Solar Capital LLC, which were issued to those shareholders at a price of $15 per unit in a private placement. Were those units paid for in cash or securities and, if securities how were those securities valued? How was the price of $15 per unit established? Analyze whether any issues delineated in the *Big Apple No-Action Letter* are implicated in the issuance of shares to the selling shareholders.

   c) If the selling shareholders transferred securities to Solar Capital LLC, analyze whether such transfer made the selling shareholders underwriters of those portfolio securities.

   d) Analyze whether any prohibited affiliated transactions will occur after the Company files a Form N-54A electing BDC status under the 1940 Act, especially with respect to the Company paying certain offering costs and the selling shareholders paying others.

   e) Provide copies of the registration rights agreements between the Company and the selling shareholders and a copy of the private placement memorandum of Solar Capital LLC.

   f) If known, provide cites to any other BDCs that, like the Company, were entirely seeded by insiders, with subsequent sales to the public.

8. The statement above the Table of Contents should include a statement that the prospectus and any prospectus supplement will be amended to reflect material changes.

9.   Summary—Disclose the percentage of Company assets that may be invested in foreign countries.

10.   About Solar Capital Partners—The third paragraph of this section states that Apollo Investment Corporation invested $2.3 billion in over 65 companies; Apollo's 8-k filed 2/28/06 says $1.7 billion and 57 companies. Which numbers are correct?

11.   Market Opportunity—The first bullet point in this section provides information as of June 2007. Please update this information.

12.   Emphasis on Achieving Strong Risk-Adjusted Returns—What is meant by "cross-correlation exposure"?

13.   Relationship with Magnetar—Make sure that there is a definition for "Magnetar Entities".

14.   Relationship with Magnetar—The disclosure states that the Company will seek an exemptive order for co-investments with certain Magnetar Entities. Explain in your letter which co-investments you assume will not require exemptive relief.

15.   Shares Eligible for Resale—Were any prohibited affiliated transactions involved in the registration rights agreements? How does the initial private placement qualify as a private transaction when it was tied in with demand registration rights? It is stated that the selling shareholders "may be deemed" to be underwriters. Based on the registration rights afforded them under the registration rights agreements, are they not definitively underwriters of the Company's shares?

16.   Fees and Expenses—Confirm that, irrespective of footnote 4, the amounts shown in the fee table reflect fees taken against "net" assets.

17.   Fees and Expenses—Disclose the source of payment of the Company's offering expenses.

18.   Fees and Expenses—Footnote 1—Disclose who will pay the applicable sales load if the shares are sold to or through underwriters and, if it is the Company, explain in your letter why it is appropriate for the Company to pay the sales load for the selling shareholders.

19.   Fees and Expenses—Define "gross assets"; disclose how the Company will compute the average value of its gross assets.

20. Incentive Fee—Disclose when the fee begins to be imposed. Will it be imposed on capital gains accumulated before the Company elected BDC status?

21. Regulations governing our operation as a BDC—This section states that the Company may be required to sell a portion of its investments if the value of its assets declines. In your letter, explain what this means.

22. Our relationship with Magnetar—This section states that an affiliate of Magnetar provides certain services to Solar Capital Partners and Solar Capital Management. In your letter, detail these arrangements.

23. Our board of directors is authorized to reclassify any unissued shares of common stock—The last sentence in this paragraph suggests that the Company may issue convertible preferred shares. Disclose that any such issuance would need to meet the conditions of Section 61 of the 1940 Act, including the requirement for common shareholder approval.

24. Portfolio Composition and Investment Activity—The first paragraph of this section refers to "additional investments in existing portfolio companies". Provide a list of portfolio companies that were transferred by the selling shareholders to the Company or its predecessor and the value assigned to each, plus a list of subsequent investments in those companies and the source of the assets constituting those subsequent investments

25. Business—Solar Capital—The last paragraph in this section states that the Magnetar Entities invested cash and securities in the Company. Disclose the amount representing securities and the amount representing cash. Also, explain supplementally the reference to "additional funding commitments" and analyze whether any such commitments involve affiliated transactions under the 1940 Act.

26. Relationship with Magnetar—The third paragraph in this section discusses potential co-investments between the Company and the Magnetar Entities and the amount of investment opportunities that will be offered to the Magnetar Entities. Please clarify that any such terms may be subject to the approval of the SEC when an order is required.

27. Investment Structure—This section refers to "interest-only payments in the early years" and states that "mezzanine loans have maturities of five to ten years" and that "senior secured loans typically provide for deferred interest payments in the first few years of the term of the loan". Please reconcile this disclosure with the earlier statement that the Company has a three-year exit strategy.

28. Managerial Assistance—This section states that the Company may receive fees for providing managerial assistance. In your letter confirm that the Company retains these fees and that they are not directed to affiliates of the Company or the adviser.

29. Management Fee—This paragraph states that the pre-incentive fee net investment income includes accrued income that the Company has not yet received in cash. Disclose that the Company will be paying an incentive fee on interest that may never be received. Also, explain in your letter why the hurdle rate was set at 1.75%.

30. Management Fee—The second bullet point refers to the "catch-up" provision of the pre-incentive fee. Disclose that the catch-up provision provides an incentive to the adviser to accelerate or defer interest payable by portfolio companies from one calendar quarter to another and this could result in greater fluctuations in timing and amount of dividends paid to shareholders.

31. Management Fee—The pre-incentive fee sets up a formula in which the adviser earns 100% of the fee when net investment income fits within the band of 1.75% and 2.1875%. Explain why this formula does not lead to a conflict of interest whereby the adviser may be motivated to switch portfolio companies' income distributions among calendar quarters. Might not such a formula also provide an inducement for management to take inordinate risks with the capital requirements of portfolio companies over which it exercises control?

32. Examples of Incentive Fee Calculation—In your letter, represent to the staff that the Company will include in its periodic reports under the Securities Exchange Act of 1934 the calculations that resulted in the disclosed amounts of incentive fees paid to the adviser.

33. Administration Agreement—Explain in your letter why it is appropriate for an administration agreement to have other than a simple negligence standard. The disclosure in this section states that the adviser will provide on behalf of the Company managerial assistance to those portfolio companies that request such assistance. Will the adviser be entitled to additional fees for providing this assistance?

34. Temporary Investments—Apart from the items enumerated in this section, will any other types of securities comprise the 30% basket of securities that need not be qualifying assets for a BDC?

35. Determination of Net Asset Value—Disclose how the Company will value its foreign investments and whether it expects to incur difficulties in obtaining information upon which to make its valuations.

36. Plan of Distribution—The third paragraph in this section states that the selling shareholders may enter into hedging and short sales transactions. Please add appropriate risk disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel